As Filed with the Securities and Exchange Commission on July 2, 2003.                         Registration No.  333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

___________________

PETER HAMBRO MINING PLC

(Exact name of issuer of deposited securities as specified in its charter)

N.A.

(Translation of issuer's name into English)

ENGLAND AND WALES

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street, New York, N.Y. 10286

Telephone (212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

____________________

CT Corporation System

111 Eighth Avenue

New York, NY 10011

Telephone (212) 894 8490

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Timothy F. Keaney The Bank of New York 101 Barclay Street, 22nd Floor, New York, NY 10286 Telephone (212) 815-2129	David Stone Vinson & Elkins R.L.L.P. CityPoint, 33rd Floor, One Ropemaker Street London EC2Y 9UE Telephone: +44 (0)20 7065 6042

It is proposed that this filing become effective under Rule 466 immediately upon filing

on (Date) at (Time)

If a separate statement has been filed to register the deposited shares, check the following box.

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum Aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share evidencing two ordinary shares of Peter Hambro Mining Plc	10,000,000 American Depositary Shares	$.05	$500,000	$40.45

(1)

Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective, on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit (1) to this Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item 1.  Description of the Securities to be Registered

CROSS REFERENCE SHEET

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus
(1) Name and address of Depositary	Introductory Paragraph
(2) Title of American Depositary Receipts and identity of deposited securities	Face of American Depositary Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt - upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles (15) and (16)
(iii) The collection and distribution of dividends	Articles (12), (14) and (15)
(iv) The transmission of notices, reports and proxy soliciting material	Articles (11), (15) and (16)
(v) The sale or exercise of rights	Article (13)
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles (12) and (17)
(vii) Amendment, extension or termination of the Deposit Agreement	Articles (20) and (21)
(viii) Rights of holders of receipts to inspect the transfer books of the Depositary and the list of holders of receipts	Article (11)
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles (2), (3), (4), (5), (6) and (8)
(x) Limitation upon the liability of the Depositary	Articles (13) and (18)
(3) Fees and Charges	Article (7)

Item 2.  Available Information

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

2(a)

Statement that Peter Hambro Mining Plc furnishes the Commission with certain public reports and documents required by foreign law or otherwise under Rule 12g3-2(b) under the Securities Exchange Act of 1934 and that such reports and documents can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.

Article (11)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  Exhibits

(1) Form of Deposit Agreement (including the form of American Depositary Receipt), dated as of [Date], among Peter Hambro Mining Plc (the "Issuer"), The Bank of New York, as Depositary (the "Depositary"), and each Owner and Beneficial Owner from time to time of American Depositary Receipts ("ADRs") issued thereunder.  – Attached herewith as Exhibit (1).

(2) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  Form of letter from the Depositary to the Issuer relating to Pre-Release of American Depositary Receipts.  – Attached herewith as Exhibit (2).

(3) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last 3 years.  – Not applicable.

(4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.  – Attached herewith as Exhibit (4).

(5)  Certification under Rule 466.  – Not applicable.

(6)  Power of Attorney.  – Included as part of the signature pages hereto.

Item 4.  Undertakings

(a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

(b) The Depositary hereby undertakes to notify each registered holder of an American Depositary Receipts at least thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, The Bank of New York, on behalf of the legal entity created by the Deposit Agreement, dated as of [Date], among Peter Hambro Mining Plc, The Bank of New York, as Depositary, and each Owner and Beneficial Owner of an American Depositary Receipt issued thereunder certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on July 2, 2003.

By: THE BANK OF NEW YORK,

as Depositary

By:

\s\ Vincent J. Cahill, Jr.

Name: Vincent J. Cahill, Jr.

Title:   Vice President

Pursuant to the requirements of the Securities Act of 1933, Peter Hambro Mining Plc has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the United Kingdom on July 2, 2003, 2003.

PETER HAMBRO MINING PLC

  By:

/s/ George Jay Hambro

Name: George Jay Hambro

Title:  Executive Director

Each of the undersigned hereby constitutes and appoints George Jay Hambro his true and lawful attorney-in-fact, with power of substitution, in his name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on July 2, 2003.

Name

Title

/s/ Peter Charles Percival Hambro

Chairman

Peter Charles Percival Hambro

(Principal Executive Officer)

/s/ Philip William Leatham

Finance Director

Philip William Leatham

(Principal Financial Officer)

(Principal Accounting Officer)

/s/ Pavel Alexeivich Maslovsky

Vice Chairman and Director

Pavel Alexeivich Maslovsky

/s/ George Jay Hambro

Executive Director

George Jay Hambro

/s/ Sir Rudolph Ion Joseph Agnew

Director

Sir Rudolph Ion Joseph Agnew

/s/ Alexei Pavlovich Maslovsky

Director

Alexei Pavlovich Maslovsky

/s/ Donald Puglisi

Authorized Representative in the United States

Donald Puglisi

Managing Director

Puglisi & Associates

INDEX TO EXHIBITS

Exhibit Number
(1)

Form of Deposit Agreement (including the form of American Depositary Receipt), dated as of [Date], among the Issuer, the Depositary and each Owner and Beneficial Owner from time to time of American Depositary Receipts issued thereunder.

(2)	Form of letter from the Depositary to the Issuer relating to Pre-Release of American Depositary Receipts.
(4)	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.